September 23, 2011

BY EDGAR

Mr. John P. Nolan
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549-0306
United States of America

Re:  Comment Letter dated September 13, 2011
Foreign Trade Bank of Latin America, Inc.
Form 20-F for the fiscal year ended December 31, 2010
Filed May 26, 2011
File No. 001-11414

Dear Mr. Nolan,

Thank you for your letter dated September 13, 2011, setting forth comments from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”) of Foreign Trade Bank of Latin America, Inc. (“Bladex”, also referred to in this letter as the “Company”, the “Bank” and “we”), which was filed with the Commission on May 26, 2011.

We acknowledge and appreciate the Staff´s comments, and have reviewed them with due consideration. In the following paragraphs, we would like to respectfully submit our responses to these comments for your review and consideration.

To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text and have provided responses immediately below these comments.

Form 20-F for Fiscal Year ended December 31, 2010

Operating and Financial Review and Prospects, page 30

Asset Quality, page 42

1.
Please tell us whether you had any troubled debt restructurings during the periods presented as we could not find any disclosure on this matter. If you have no troubled debt restructurings, please clarify this in future filings. Further, please tell us whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.

For each of the five years ended December 31, 2010, Bladex has not had any troubled debt restructurings, as defined by ASC 310-40 – Troubled Debt Restructuring by Creditors.  We would additionally like to inform the Staff that the Bank has modified certain loans (with respect to repayment schedule and interest rates) during these periods, as presented in the following table:

	2010	2009	2008	2007	2006
	(In $ million)
Troubled debt restructurings	$0	$0	$0	$0	$0

Non-TDR modified loans:
Private corporations	$8	$42	$0	$0	$0
Private middle-market companies	11	4	0	0	0
Total modified loans	$19	$46	$0	$0	$0

Note: The table includes only the outstanding balance of the modified loans as of December 31 in the year the modification occurred.

Bladex does not consider these modified loans to be troubled debt restructurings, as defined by ASC 310-40 – Troubled Debt Restructurings by Creditors, with respect to each modified loan, for the following reasons:

•	There were no extensions of maturity dates at stated interest rates lower than the current market rate for new debt with similar risk.
•
Bladex verified the payment capacity of the borrower through an analysis of the borrower’s cash flows and other financial information, and determined the borrower was not in financial difficulty at the date of modification.

•	Bladex has not applied any discount to the principal balance or accrued interest on the loan.
•	All payments in respect of the loan have been timely and in accordance with its amortization schedule.
•	Bladex did not receive any capital instrument or asset as part of the loan’s payment.

To the extent that we do not have troubled debt restructurings in future fiscal years, we additionally confirm to the Staff that we will include disclosure to that effect in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Asset Quality” of our annual reports on Form 20-F.  Such disclosure, for each such relevant period, may be made using the following wording: “The bank has not had any troubled debt restructurings for each of the five years ended December 31, [2010]”.

Financial Statements

Note 7 – Loans, page F-27

2.
We note your disclosures on your non-accrual loans and your impaired loans. It appears that the balances in these two accounts is the same during the periods presented and we did not note any distinction between non-accrual loans and impaired loans. Please explain to us and revise future filings to clearly define both impaired loans and non-accrual loans and clarify why there are no differences in their balances during the periods presented.

As of December 31, 2010 and 2009, Bladex reported impaired loans for $29,002 thousand and $35,750 thousand, respectively. Bladex also reported non-accrual loans for $29,002 thousand in 2010 and $50,534 thousand in 2009.  Please refer to pages F-28 and F-30 of the 2010 Form 20-F.

Bladex’s policy regarding non-accrual loans is disclosed on page F-15 of the 2010 Form 20-F and is defined as follows: Loans are placed on a cash basis (non-accrual) when interest or principal is overdue for 90 days or more, or before if Bladex’s management believes there is an uncertainty with respect to the ultimate collection of principal or interest.

Bladex defines impaired loans as follows: Loans are considered impaired when, based on current information and events, it is probable that Bladex will be unable to collect all amounts due according to the original contractual terms of the loan agreement.  As set forth on page F-15 of the 2010 Form 20-F, factors considered by the Bank’s management in determining impairment include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due and economic conditions in the borrower’s country of residence.  We confirm to the Staff that, in future Form 20-F filings with the SEC, we will include the foregoing definition of impaired loans in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Asset Quality – Impaired Assets and Contingencies”, in addition to the notes to our financial statements.

Furthermore, we would like to confirm that for the year ended December 31, 2010 there were no differences in the balances presented for non-accrual loans and impaired loans because the Company’s analysis showed that all non-accrual loans were also impaired as of that date. We will include a statement in future filings clarifying the relationship of reported balances in these categories, as the case may be.

3.
We note your tabular presentation in the middle of page F-30 showing the unpaid principal balance of your impaired loans. Please provide us and revise future filings to also include the recorded investment in impaired loans and the amount for which there is a related allowance and no allowance, in accordance with ASC Topic 310-10-50-15a(3).

As of December 31, 2010 and 2009, Bladex did not report impaired loans that do not have a related allowance.  The recorded investment in impaired loans amounted to $29,002 thousand and $35,750 thousand as of December 31, 2010 and 2009, respectively.  We would like to confirm to the Staff that, in future filings with the SEC, we will disclose the following information:

a.
Impaired loans with related allowance.  A column setting forth the recorded investment in impaired loans will be added to the tables, which provide an analysis of non-accruing loans with impaired balances and which present information regarding unpaid principal balance, related allowance, average balance of loan and interest income recognized, found on page F-30 of the 2010 Form 20-F in “Note 7 – Loans” of our financial statements, in accordance with ASC Topic 310-10-50-15a(3), substantially in the form set forth below.

b.
Impaired loans without related allowance.  If applicable, we will insert a note “Note 7 – Loans” of our financial statements disclosing the corresponding amounts of impaired loans that do not have related allowance for credit losses, in accordance with ASC Topic 310-10-50-15a(3).  A statement will also be provided in “Note 7 – Loans” of our financial statements in the event that Bladex does not report any impaired loans that do not have related allowance.

In future Form 20-F filings with the SEC, the tabular presentation in “Note 7 – Loans” of our financial statements providing an analysis of non-accruing loans with impaired balances will substantially be made in the following form:

(In thousands of US$)	Recorded investment	Unpaid principal balance	Related allowance	Average balance of loan	Interest income recognized
2010
With an allowance recorded:
Private corporations	28,000	28,000	11,200	29,151	2,492
Private middle-market companies	1,002	1,002	300	887	-
Total	29,002	29,002	11,500	30,038	2,492

(In thousands of US$)	Recorded investment	Unpaid principal balance	Related allowance	Average balance of loan	Interest income recognized
2009
With an allowance recorded:
Private corporations	30,000	30,000	12,000	15,123	712
Private middle-market companies	5,750	5,750	2,357	1,465	-
Total	35,750	35,750	14,357	16,588	712

As of December 31, 2010 and 2009, there are no impaired loans that do not have a related allowance.

Note 22 - Fair Value of financial instruments, page F-49

4.
We note on page F-28 you have $4.1 million of impaired loans as of December 31, 2010. However, you have not disclosed how you compute the fair value of impaired loans, on a non-recurring basis, in accordance with ASC Topic 820. Please tell us and revise future filings to include this information.

On page F-28 of the 2010 Form 20-F, Bladex reported a total of $29,002 thousand of impaired loans, which represent a subtotal of total remaining loan maturities as of December 31, 2010. Please also refer to our response to your Comment Item 2 above.

As of December 31, 2010 and 2009, for ASC-825 “Financial Instruments” purposes, non-recurring year-end estimations of the fair value of the loan portfolio, including impaired loans, were determined based upon discounted cash flow models that consider the market’s credit margin on comparable debt instruments at the valuation date.

As of December 31, 2010 and 2009, Bladex does not have any collateral-dependent impaired loans.

We would like to confirm to the Staff that, in future Form 20-F filings with the SEC, we will disclose information regarding the computation of the fair value of impaired loans on a non-recurring basis.  This disclosure will appear in “Note 22 – Fair value of financial instruments” of our financial statements and will substantially be made in the following form: Fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant period.

* * *

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your comments, and the consideration given to our responses, which we hope will meet your requirements. We will make ourselves available for any clarification or amplification regarding our responses at your convenience. Please do not hesitate to contact the undersigned in Panama at +507 2108500, by fax +507 2696333, or by email at cschech@bladex.com.

Very truly yours,

/s/ Christopher Schech
Christopher Schech
Chief Financial Officer
Foreign Trade Bank of Latin America, Inc.